UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

GRINDROD SHIPPING HOLDINGS LTD.
(Name of Subject Company (Issuer))

TAYLOR MARITIME INVESTMENTS LIMITED
(Name of Filing Person (Offeror))

Ordinary Shares, no par value
(Title of Class of Securities)

Y28895103
(CUSIP Number of Class of Securities)

Edward David Christopher Buttery Taylor Maritime Investments Limited Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR +44 1481 737600	With a copy to: Ted Kamman Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019 (212) 318-3140

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Calculation Of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*
——
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☒
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communication made before the commencement of a voluntary general offer (the “Tender Offer”) to be made by Good Falkirk (MI) Limited (the “Offeror”) for all the issued ordinary shares (the “Shares”) in the capital of Grindrod Shipping Holdings Ltd. (“Grindrod”) (other than Shares held by the Offeror and Shares held in treasury).

This communication refers to the announcement released on October 12, 2022, in relation to the Tender Offer, in accordance with Rule 15 of The Singapore Code on Take-overs and Mergers and the rules of the U.S. Securities and Exchange Commission (the “SEC”) (the “Offer Announcement”), previously filed as Exhibit 99.1 to the Schedule TO-C furnished by Taylor Maritime Investments Limited (“TMI”) with the SEC on October 12, 2022.  With respect to the Offer Announcement, this communication clarifies the correct premia over the Transaction Value by reference to the historical traded price of the Shares on the JSE.

Important Information

The Tender Offer by the Offeror referred to in this communication has not commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any Shares of the Company or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO and other necessary filings that TMI and the Offeror will file, and the Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings that Grindrod will file, with the U.S. Securities and Exchange Commission (the “SEC”), in the event that the Tender Offer is commenced. Any solicitation and offer to buy Shares of Grindrod will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Tender Offer is commenced, TMI, the Offeror and/or a subsidiary or affiliate thereof will file with the SEC a Tender Offer Statement on Schedule TO and other necessary filings and in connection therewith Grindrod will file a Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings with the SEC. Any such Tender Offer Statement (including an offer to purchase, a related letter of transmittal and certain other offer documents) and any such Solicitation/Recommendation Statement on Schedule 14d-9 will contain important information. Any holders of Shares are urged to read these documents carefully if and when they become available because they will contain important information that holders of Shares should consider before making any decision with respect to the Tender Offer. In the event that a tender offer is commenced, the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the offer will be made available for free at the SEC’s website at www.sec.gov. In addition, holders of Shares may obtain free copies of the Tender Offer Statement and other offer documents that TMI and/or the Offeror will file with the SEC by contacting the information agent for the tender offer that will be named in the Tender Offer Statement, and the Solicitation/Recommendation Statement and the other documents filed by Grindrod Shipping with the SEC will be made available free of charge at grinshipping.com/investorrelations.

Exhibit Index

Exhibit	Description
99.1
Clarificatory Announcement regarding Voluntary Conditional Cash Offer for Grindrod Shipping Holdings Ltd. by Good Falkirk (MI) Limited, a wholly-owned subsidiary of Taylor Maritime Investments Limited, dated October 14, 2022.